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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Benjamin Franklin Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

082073 10 7

(CUSIP Number)

April 4, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 082073 10 7			Page 2 of 5

1.	Name of Reporting Person: John L. Matthews		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 468,263

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 468,263

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 468,263

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: IN

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Item 1(a).	Name of Issuer:

Benjamin Franklin Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

58 Main Street, Franklin, Massachusetts 02038

Item 2(a).	Name of Persons Filing:

John L. Matthews

Item 2(b).	Address of Principal Business Office or, If None, Residence:

49 Sterling Street, Newton, MA 02465.

Item 2(c).	Citizenship:

Mr. Matthews is a citizen of the United States.

Item 2(d).	Title and Class of Securities:

Common stock, no par value.

Item 2(e).	CUSIP Number:

082073 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

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(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

Item 4.	Ownership.

(a)	Amount beneficially owned: 468,263 shares

(b)	Percent of class: 5.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 468,263

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 468,263

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 19, 2005

/s/ John L. Matthews

John L. Matthews

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